Exhibit 16.2

February 9, 2022

By Electronic Mail

BDO USA, LLP

c/o Chris Hickmann

2600 West Big Beaver, Suite 600

Troy, MI 48084

Dear BDO USA, LLP,

The Audit Committee of the Board of Directors of Electric Last Mile Solutions, Inc. (“ELMS” or the “Company”) has reviewed your letter dated February 8, 2022, which claims to report conclusions made under Section 10A(b)(2) of the Securities Exchange Act of 1934. The claims you make in your letter are directly at odds with the facts of your engagement history, your involvement in and contemporaneous awareness of the underlying equity transactions, and your familiarity with the Special Committee’s subsequent investigation of these transactions.

As you know, BDO USA, LLP’s Tax Advisory Group (“BDO Tax”) provided certain services to our former Executive Chairman and President, Jason Luo, including advice with respect to structuring our accounting predecessor, Electric Last Mile, Inc. (“ELMI”), in anticipation of a potential deSPAC transaction. ELMI separately engaged the audit group of BDO USA, LLP (“BDO USA”) in October 2020 to audit the carve-out financial statements of Electric Vehicle Assembly Plant Operations, a carve-out component of SF Motors, Inc., and in February 2021 as ELMI’s independent registered public accounting firm. ELMI’s proposed deSPAC transaction was announced on December 11, 2020. BDO USA audited ELMI’s balance sheet as of December 31, 2020, and the related statement of operations and comprehensive loss, shareholders’ deficit and cash flows for the period from August 20, 2020 (inception) through December 31, 2020, which were included in our Registration Statement on Form S-1 (File No. 333-258146) and, prior to that, in the preliminary and definitive proxy statements of Forum Merger III Corporation (“Forum”) used to solicit the stockholder vote to approve the business combination between ELMI and Forum.

On November 25, 2021, our Board of Directors formed a Special Committee with the stated purpose of conducting and directing an investigation, review and analysis of certain sales of equity securities made by and to individuals associated with the Company, the corporate law, disclosure and tax consequences of those transactions, and other related issues. The Company notified the BDO audit engagement partner, Chris Hickmann, of the Special Committee’s formation on November 27, 2021. On multiple occasions, representatives of the Company and the Board provided updates on the investigation to Mr. Hickmann, including on December 16, 2021, December 23, 2021 and January 27, 2022. In fact, on at least one occasion, Mr. Hickmann expressed appreciation for the updates being provided to him. On January 26, 2022, the Board of Directors determined that the Company’s previously issued financial statements should no longer be relied upon. At our suggestion, Mr. Hickmann and two other BDO representatives, Jim Maloney and William Putz (who we understand are your Regional Technical Partner and Assurance Partner, respectively), participated in the update on January 27, 2022 regarding the status of these matters.

On January 31, 2022, the Company provided BDO with a draft of the Company’s current report on Form 8-K (the “Form 8-K”) regarding leadership changes and the Board of Directors’ non-reliance conclusion, which required the filing of the Form 8-K no later than 5:30 pm ET on February 1, 2022. BDO provided comments on the draft Form 8-K at 2:41pm EST on February 1, 2022, less than three hours before the filing deadline for the Form 8-K, but BDO’s comments contained multiple material inaccuracies and it was not possible to address them in advance of the filing deadline. The Company timely filed the Form 8-K on February 1, 2022 disclosing the results of the investigation and the Board’s determination that ELMI’s audited financial statements should no longer be relied upon.

After the filing of the Form 8-K, on February 2, 2022, BDO asked to meet with our Audit Committee “to discuss the matters addressed in the Form 8-K along with a discussion around the scope, content, and conclusions reached in the Special Committee Investigation, including a dialogue around the actions taken related to prior management by the Company.” In my capacity as chair of our Audit Committee, I replied on February 3, 2022 that we would be happy to arrange such a meeting but not before receiving a summary of BDO’s independence analysis, in light of the auditor independence questions raised by the tax work that BDO Tax performed for the Company’s founder in advance of the deSPAC transaction. On February 7, 2022, the Company’s outside legal counsel requested a response from BDO to the February 3, 2022 request to BDO and noted that the Audit Committee had made numerous requests for BDO’s independence analysis. After receiving no response from BDO, on February 8, 2022, the Company’s outside legal counsel again asked BDO to respond to the February 3, 2022 request and advised that BDO’s failure to provide a timely response with its independence analysis subjected the Company to the risk of additional harm. BDO eventually did confirm its view that BDO remained independent under applicable independence rules but, to date, BDO has failed to provide any underlying analysis regarding the independence conclusion despite the requests of February 3, February 7 and February 8, 2022.

In your letter to us of February 8, 2022, you allege that the Form 8-K contains “information indicating that an illegal act…has or may have occurred.” However, your letter fails to indicate what allegedly illegal acts may have occurred, nor did BDO raise any such concerns previously to the Company or the Audit Committee in the course of your audits, quarterly reviews or interactions with management and members of the Board prior to the completion of our Special Committee’s investigation. To the extent that you claim that you were only recently made aware of the equity transactions described in the Form 8-K, we remind you that BDO Tax was involved in structuring such transactions and that, as you have confirmed to us, BDO USA was aware of those transactions well in advance of and in connection with completion of the audit. The transactions were contemporaneously discussed with multiple professional advisors, including representatives of BDO.

Section 10A(b) is triggered upon detection by an auditor that an illegal act has or may have occurred. While you contend that our Form 8-K contains “information indicating that an illegal act…has or may have occurred,” as set forth above, the Company itself brought the existence of the matters discussed in the Form 8-K to the attention of BDO. In fact, a core purpose of the Special Committee’s investigation was to understand and, as necessary, disclose and remediate the transactions that BDO Tax helped structure and the corresponding financial statements that BDO USA audited. Moreover, approximately five weeks after BDO was first briefed on the status and subject of the Special Committee investigation, BDO USA requested an increase of more than 100 percent in annual audit fees, making no mention of the allegations that suddenly appeared in your letter from yesterday.

Section 10A(b) further requires that an auditor assess whether a company’s “senior management has not taken, and the board of directors has not caused senior management to take, timely and appropriate remedial actions with respect to the illegal act.” That is exactly what the Board did in this instance, demanding and accepting the resignations of the Company’s chief executive officer and chairman and forcing both to surrender significant equity holdings, in addition to the other settlement terms disclosed in the Form 8-K.

Contrary to your claim that the Company has not taken timely and appropriate remedial action with respect to possible illegal acts, the Board of Directors formed a Special Committee to oversee an investigation into the equity transactions at issue promptly after the Audit Committee was made aware of the transactions. The Special Committee conducted a prompt and thorough investigation, and the Company took prompt and decisive action in response, all of which the Company has publicly disclosed in the Form 8-K.

Given BDO Tax’s role in structuring the equity transactions, BDO USA’s audit role and the regular updates received by BDO, the Company views your letter as factually inaccurate and inconsistent with the requirements of Section 10A and BDO’s professional and legal obligations.

Respectfully yours,

/s/ Richard Peretz
Richard Peretz
Chair of the Audit Committee of the Board of
Directors of Electric Last Mile Solutions, Inc.